



Sunbaked Goods

A minority woman-owned cannabis edible brand.
Modern with a dash of sunbaked nostalgia.

February 2023

Raising 124k



Summary

Sunbaked Goods is seeking a 124k investment for its hemp & adult-use cannabis brand.



Legacy Operators With Established Industry Connections

Executed National Hemp & State-Specific Adult-Use Distribution Agreements

197.4B Market Opportunity

124K Seed Raise





A national brand that women can see themselves in.

A versatile brand that can capitalize on any market or partnership.

A founder with deep relationships across the industry.



Problem

The market is incredibly saturated.

Consumers are searching for brands they can trust.

Best practices from the CPG industry haven't crossed over.

Product lines don't reflect consumer trends, and definitely don't reflect women's priorities.



Solution

Sunbaked is grounded in a deep understanding of its consumer.

For all women, and the men who love them.



Sunbaked's carefully sourced product line is designed with a national perspective, with offerings for all markets.

Vegan, Gluten-Free CBD, △8, △9 THC



Sunbaked is closely tied to the Women's Cannabis Chamber of Commerce.

The WCCC grants Sunbaked access to markets and immediate legitimacy.



Retailers and distributors are rewarded for their loyalty with an incentive-based program.

CPG best practices provide tangible value-add.



Product Strategy

Packaging S: .50 L: .90	Quantity discounts available	e-pac, based in Miami Advanced digital printing delivers child-resistant packages in 10 days.
Product .26	Quantity discounts available	Third-party US wholesale distributor 5+ year relationship Independent lab tested Vegan and Gluten-Free
Fulfillment .25/bag	Quantity discounts available	Third-party US wholesale distributor 5+ year relationship Advantages of drop-shipping

Cost	Wholesale	MSRP
S: $1.27 L: $3.75	S: $5.75 L: $9.99	S: $12.50 L: $22.50


Δ8 THC Infused Gummies
Sunbaked Goods
MIXED BERRY
Strawberr
Cherry Popp
PEACH PERFO
WELCOME TO MIAMI BEACH
50 mg DELTA-8 THC
100 mg DELTA-8
Sunbaked Goods



Edibles Growth in 2021

Sales of marijuana edibles in 2021 grew more than sales of all MJ products in CA, CO, MI, NV, OR and WA. Gummies continue to dominate edibles sales.

Sales growth
Year-over-year from 2020

Total market	18.4%
Edibles	20.4%

Source: Headset

Edibles growth by product category
Year-over-year from 2020

Category	2021 sales	Year-over-year growth
Gummies	$976M	31%
Chocolate	$150M	-7%
Caramels, Chews, Taffy	$131M	32%
Candy, Lozenges, Gum	$36M	-18%
Mints	$33M	0%
Cookie	$28M	-20%
Brownie, Cereal Bars	$18M	2%
Other	$7M	-20%

Package size
Share of edibles sales by package size.

THC	2020	2021
100mg	76.3%	77.8%
50mg	9.9%	10%
Other	4.3%	4.6%
10mg	2.6%	2.7%
<5mg	2.4%	1.4%
20mg	1.3%	1.0%
90mg	1.5%	0.9%
40mg	0.9%	0.9%
5mg	0.6%	0.4%
30mg	0.3%	0.2%

© 2022 MJBiz, a division of Emerald X, LLC

Global (CBD) Cannabis Edibles Market Size Worth $197.74 Billion by 2030 at a 32.04% CAGR: Custom Market Insights

Women cannabis users make up 59% of new users: Brightfield Group

2 in 5 women use cannabis products: Digiday



Competitive Landscape

	Sunbaked Goods	Camino Gummies	Binske	Wyld	Incredibles
Vegan & Gluten-Free	●	◐	◐	●	●
CBD	●			●	
THC	●	●	●	●	●
Female-Focused	●	◐	◐	◐	
Minority Owned	●		●		



Brianna Bowes
Founder, Sunbaked Goods

Sunbaked Goods is a minority woman-owned business founded by Brianna Bowes in 2022. Ms. Bowes is a cannabis industry leader, having been the youngest founder & operator of a medical marijuana clinic chain in the state of Florida and currently serving as the Executive Director of the Women's Cannabis Chamber of Commerce.

A trailblazer for young minority women, she is a regular speaker at industry events across the US. Ms. Bowes emphasizes the importance of educating consumers and modernizing the cannabis industry. She works closely with other well-known brands and organizations to facilitate the mainstreaming of cannabis products in the US.



Sustainable Competitive Advantage

Team

- Founder, Brianna Bowes, 10+ year industry experience, Executive Director of the WCCC, youngest cannabis clinic chain owner.
- Advisor, Richard Yost, CEO Airo Brands, youngest to receive medical marijuana license.
- Advisor, April Rodriguez, Senior Advisor and Designated Broker of Zoned Properties Brokerage.
- Advisor, Will Breakell, Founder/CEO Blazy Susan.
- Advisor, Thunder Walker, CEO Proud Mary Cannabis Dispensaries
- Advisor, Henry Calix, Founder/CEO Weedsies.

Partnerships

- Women's Cannabis Chamber of Commerce
- Weedsies mobile + online
- Pura NY and NJ (adult use)
- Vapor Artillery distribution

<u>Pending</u>
- Destino Farms distribution
- Smoke Nation distribution
- Trulieve Florida, Georgia
- Ayr Wellness (adult use)
- Speedy's distribution



Milestones

March 2023

Raise Money
- Up to $375,000
- Launch of 420 Campaign

Q2 2023

Product Launch & New Hires
- Launch of Sunbaked Goods full line in NY
- New Healthy Alternative SKUs
- 2 New Sales Reps
- Director of Marketing

Q3 2023

Product Launch
- Launch of Sunbaked Goods medicinal use line in FL
- Launch of Sunbaked Goods adult-use line in OK

Q4 2023

Growth & Partnerships
- Partner with leading community groups and organizations
- Increase in presence in community events & online marketing campaigns
- Product Development



Customer Persona

Women ages 25-35.
Diverse, inclusive, ambitious, and tired.



- travel
- career
- wellness
- causes
- music, tv, film
- fashion

- Media
- Events
- Celebs
- Influencers
- Brands









Go To Market

B2B

90%

B2C

10%

Incentive Based Marketing

Attractive Store Displays
Rebate Program
Promotions
Free Samples
Educational Materials

Conferences and Trade Shows

Per Market Strategy

Brand Collabs
Influencers
Celebrities
Events
Media

Content Strategy

Big Boi

Bia

Financial Overview

	Year 1	Year 2	Year 2
Income			
Revenue	779,424	2,539,763	3,659,315
COGS	354,794	1,188,080	1,736,325
Gross Profit	424,630	1,351,683	1,922,990
Expenses			
Operating Expenses	387,165	1,010,285	1,136,785
Other Expenses	30,811	95,556	137,039
Total Expenses	417,976	1,105,841	1,273,824
Net Before Tax	6,654	245,842	649,166



thank you!

Brianna Bowes
Founder, Sunbaked Goods
bbowes@sunbakedgoods.com

